SECURITIES AND EXCHANGE COMMISSION
  WASHINGTON, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
 (Amendment No. 8)

SIGA Technologies, Inc.

 (Name of issuer)

Common Stock, par value $0.0001 per share
 (Title of class of securities)

826917-10-6
 (CUSIP number)

Barry F. Schwartz
35 East 62nd Street
New York, New York 10065
(212) 572-8600
 (Name, address and telephone number of person
authorized to receive notices and communications)

September 30, 2009
 (Date of event which requires
filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

1.		Name of Reporting Person. I.R.S. Identification No. of above person MacAndrews & Forbes Holdings Inc.
2.	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3.		SEC Use Only
4.		Source of Funds OO
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 14,659,344
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 10,807,375
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 14,659,344
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.		Percent of Class Represented by Amount in Row (11) 33.2%
14.		Type of Reporting Person CO

1.		Name of Reporting Person. I.R.S. Identification No. of above person MacAndrews & Forbes LLC
2.	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3.		SEC Use Only
4.		Source of Funds OO
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 14,659,344
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 10,807,375
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 14,659,344
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.		Percent of Class Represented by Amount in Row (11) 33.2%
14.		Type of Reporting Person OO

1.		Name of Reporting Person. I.R.S. Identification No. of above person STH Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3.		SEC Use Only
4.		Source of Funds OO
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,851,969
	9.	Sole Dispositive Power 3,851,969
	10.	Shared Dispositive Power 0
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 14,659,344
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.		Percent of Class Represented by Amount in Row (11) 33.2%
14.		Type of Reporting Person PN

1.		Name of Reporting Person. I.R.S. Identification No. of above person TransTech Pharma, Inc.
2.	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3.		SEC Use Only
4.		Source of Funds OO
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.		Percent of Class Represented by Amount in Row (11) 0%
14.		Type of Reporting Person CO

This statement ("Amendment No. 8") amends and supplements the statement on Schedule 13D, dated August 13, 2003, as amended by Amendment No. 1 thereto dated October 14, 2003, Amendment No. 2 thereto dated January 8, 2004, Amendment No. 3 thereto dated November 29, 2007, Amendment No. 4 thereto dated June 19, 2008, Amendment No. 5 thereto dated April 29, 2009, Amendment No. 6 thereto dated July 30, 2009 and Amendment No. 7 thereto dated September 17, 2009 (as so amended, the "Schedule 13D"), filed with the Securities and Exchange Commission by MacAndrews & Forbes Holdings Inc. (formerly known as Mafco Holdings Inc.), a Delaware corporation ("Holdings"), MacAndrews & Forbes LLC (formerly known as MacAndrews & Forbes Inc., formerly known as MacAndrews & Forbes Holdings Inc.), a Delaware limited liability company ("MacAndrews & Forbes"), and TransTech Pharma, Inc., a Delaware corporation ("TransTech"), relating to the shares of common stock, par value $0.0001 per share ("Common Stock"), of SIGA Technologies, Inc., a Delaware corporation (the "Company"). This Amendment No. 8 is being filed by Holdings, MacAndrews & Forbes, TransTech and STH Partners, L.P., a Delaware limited partnership ("STH"), with respect to shares of Common Stock that may be deemed to be beneficially owned by the Reporting Persons. MacAndrews & Forbes is a holding company (the sole stockholder of which is Mr. Ronald O. Perelman) and a direct wholly owned subsidiary of Holdings. STH is a holding company, the general partner of which is MK Holdings One LLC and the limited partner of which is MacAndrews & Forbes (having a 100% limited partner interest in STH).  TransTech is a corporation in which Mr. Perelman has a direct ownership interest.  MacAndrews & Forbes, Holdings and Mr. Perelman may be deemed to beneficially own the securities deemed to be beneficially owned by STH.  Each of MacAndrews & Forbes, Holdings and Mr. Perelman disclaims beneficial ownership of the securities deemed to be beneficially owned by STH.  Mr. Perelman may be deemed to beneficially own the securities deemed to be beneficially owned by TransTech.  Mr. Perelman disclaims beneficial ownership of the securities deemed to be beneficially owned by TransTech.  The Company has its principal executive offices at 420 Lexington Avenue, Suite 408, New York, New York 10170. Capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D unless otherwise defined herein.

Item 2. Identity and Background

Item 2 is hereby amended by adding the following at the end thereof:

(a)-(c)  A restated Schedule I, which includes certain required information regarding the Reporting Persons, is attached hereto and is incorporated herein by reference.

Each of the persons named on Schedule I (the “Schedule I Persons”) is a United States citizen. During the last five years, none of the Reporting Persons or the Schedule I Persons has (i) been convicted in a criminal proceeding (excluding minor traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended by adding the following at the end thereof:

On September 30, 2009, TransTech acquired 1,379,747 shares of Common Stock pursuant to an exercise of warrants held by TransTech having an exercise price of $1.90 per share.  On September 30, 2009, pursuant to a purchase agreement, STH purchased 3,851,969 shares of Common Stock (the "Purchased Shares") from TransTech in a privately negotiated purchase at a price of $6.24 per share.  The transaction was funded with cash on hand of $6,000,000 and a promissory note issued by STH (and guaranteed by Holdings) in the principal amount of $18,036,289 (the "Note"), which Note has a term of two years.

The foregoing summary description of the Note is qualified in its entirety by reference to the Note attached as Exhibit 31 to this Amendment No. 8, which is incorporated herein by reference.

Item 4. Purpose of Transaction

Item 4 is hereby amended by adding the following at the end thereof:

On September 30, 2009, TransTech and STH entered into a purchase agreement pursuant to which STH acquired all of the Purchased Shares held by TransTech for a per share price of $6.24, including the 1,379,747 shares of Common Stock TransTech acquired on September 30, 2009 pursuant to the exercise of the warrants described in Item 3 above.

Item 5. Interest in Securities of the Issuer

 (a)-(b) Item 5(a)-(b) is hereby amended by adding the following at the end thereof:

Based upon (i) information contained in the Company's Quarterly Report on Form 10-Q for the period ending June 30, 2009 (reporting 37,554,753 shares of Common Stock outstanding as of July 30, 2009) and (ii) the Reporting Persons' knowledge of (A) the issuance of 326,797 additional shares of Common Stock pursuant to transactions previously disclosed and (B) 1,379,747 additional shares of Common Stock issued pursuant to the transactions described in Item 3, as of September 30, 2009, there were 39,261,297 shares of Common Stock outstanding. The Reporting Persons (other than TransTech) may be deemed to share beneficial ownership of 14,659,344 shares of Common Stock (assuming the right to acquire, pursuant to the existing equity line agreement between the Company and MacAndrews & Forbes (the "Equity Line"), an additional 1,797,386 shares of Common Stock and Consideration Warrants to purchase 718,954 shares of Common Stock, which represents the maximum remaining Investment permitted by the Equity Line, at a per share price of $3.06 (which is the per share price assuming a funding date of September 30, 2009)), representing approximately 33.24% of the Common Stock deemed to be outstanding (which includes 4,845,343 shares of Common Stock which may be deemed to be beneficially owned by the Reporting Persons (other than TransTech) but not outstanding).

The Reporting Persons (other than TransTech) have shared power to vote and dispose of the shares of Common Stock that they own or would own upon investment under the Equity Line, or upon exercise of the warrants held by such Reporting Persons, except that, pursuant to the STH Letter Agreement (as described below), (i) STH and its partners have agreed to vote its shares of Common Stock in the same proportion as the votes cast by all other holders of voting stock of the Company and (ii) the general partner of STH has sole power to dispose of the Purchased Shares held by STH.

Paul G. Savas, a Director of the Company, a Director of TransTech, the Executive Vice President and Chief Financial Officer of Holdings and MacAndrews & Forbes, and the Executive Vice President – Finance of STH, may be deemed to beneficially own 101,484 shares of Common Stock, representing approximately 0.26% of the Common Stock outstanding (which includes 84,123 shares of Common Stock deemed to be beneficially owned by Mr. Savas but not outstanding).

Barry F. Schwartz, a Director of TransTech and the Executive Vice Chairman of Holdings and MacAndrews & Forbes, beneficially owns 52,966 shares of Common Stock (which includes 18,244 shares of Common Stock deemed to be beneficially owned by Mr. Schwartz but not outstanding), representing approximately 0.13% of the Common Stock outstanding.

Dr. Adnan M. Mjalli, a Director of the Company and the President, Chief Executive Officer and Chairman of the Board of Directors of TransTech, may be deemed to beneficially own 75,000 shares of Common Stock, representing approximately 0.19% of the Common Stock outstanding (which includes 75,000 shares of Common Stock deemed to be beneficially owned by Mr. Mjalli but not outstanding).

(c) The following transactions were effected during the past sixty days by the persons named above:

As described in Item 4 above, on September 30, 2009, STH acquired 3,851,969 shares of Common Stock from TransTech in a privately negotiated transaction pursuant to a purchase agreement.  Prior to the transaction, TransTech exercised certain warrants to purchase Common Stock as described above.

(e) As a result of the transactions disclosed in Item 4, as of September 30, 2009, TransTech does not have beneficial ownership of any shares of Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 is hereby amended by adding the following at the end thereof:

For a discussion of the Note, see Item 4.

In connection with the transactions described in Item 4 above, on September 30, 2009, STH and its general and limited partners entered into a letter agreement (the "STH Letter Agreement") pursuant to which the parties agreed that (i) the general partner of STH shall have sole power to dispose of the shares of Common Stock held by STH and (ii) on all matters to be voted on by the stockholders of the Company, all shares of Common Stock held by STH shall be voted in the same proportion as the votes cast by all other holders of voting stock of the Company. The foregoing summary description of the STH Letter Agreement is qualified in its entirety by reference to the STH Letter Agreement attached as Exhibit 32 to this Amendment No. 8, which is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Items 7 is hereby amended by adding the following at the end thereof:

Exhibit 30	Amended and Restated Agreement of Joint Filing of Schedule 13D, dated as of October 2, 2009
Exhibit 31	Promissory Note, dated as of September 30, 2009
Exhibit 32	STH Letter Agreement, dated as of September 30, 2009

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: October 2, 2009

MACANDREWS & FORBES HOLDINGS INC. MACANDREWS & FORBES LLC

By:	/s/ Barry F. Schwartz
	Name:	Barry F. Schwartz
	Title:	Executive Vice Chairman

STH PARTNERS, L.P.

By:	/s/ Paul G. Savas
	Name:	Paul G. Savas
	Title:	Executive Vice President – Finance

TRANSTECH PHARMA, INC.

By:	/s/ Anne L. Showalter
	Name:	Anne L. Showalter
	Title:	Senior Vice President –
Legal Affairs and Secretary

Exhibit Index

Exhibit	Document

Exhibit 30	Amended and Restated Agreement of Joint Filing of Schedule 13D, dated as of October 2, 2009
Exhibit 31	Promissory Note, dated as of September 30, 2009
Exhibit 32	STH Letter Agreement, dated as of September 30, 2009

AMENDED AND RESTATED SCHEDULE I

CERTAIN INFORMATION REGARDING
MACANDREWS & FORBES HOLDINGS INC., MACANDREWS & FORBES LLC, STH PARTNERS, L.P.
AND TRANSTECH PHARMA, INC.

The name, business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors, executive officers or general partner (and any person controlling such entity), as applicable, of MacAndrews & Forbes Holdings Inc., MacAndrews & Forbes LLC, STH Partners, L.P. and TransTech Pharma, Inc. are set forth below. If no business address is given for a director or officer of MacAndrews & Forbes Holdings Inc. or MacAndrews & Forbes LLC, the director's or officer's address is MacAndrews & Forbes Holdings Inc., 35 East 62nd Street, New York, New York 10065. The business address for STH Partners, L.P., the general partner of STH Partners, L.P. and the officers of STH Partners, L.P. is c/o Matthew H. Kamens, Cozen O'Connor, 1900 Market Street, Philadelphia, Pennsylvania 19103.  The business address for the sole member of the general partner of STH Partners, L.P. is Matthew H. Kamens, Cozen O'Connor, 1900 Market Street, Philadelphia, Pennsylvania 19103.  If no business address is given for a director or officer of TransTech Pharma, Inc., the director's or officer's address is TransTech Pharma, Inc., 4170 Mendenhall Oaks Parkway, Suite 110, High Point, North Carolina 27265.

MACANDREWS & FORBES HOLDINGS INC.

Name and Position
(if different from
Principal Occupation	Present Principal Occupation or
or Employment)	Employment and Address

Ronald O. Perelman	Director, Chairman and Chief Executive Officer of MacAndrews &
Forbes Holdings Inc.

Barry F. Schwartz	Director and Executive Vice Chairman of MacAndrews & Forbes Holdings Inc.

Paul G. Savas	Executive Vice President and Chief Financial Officer of
MacAndrews & Forbes Holdings Inc.

MACANDREWS & FORBES LLC

Name and Position
(if different from	Present Principal Occupation or
Principal Employment)	Employment and Address

Ronald O. Perelman	Director, Chairman and Chief Executive Officer of MacAndrews & Forbes Holdings Inc.
Chairman and Chief Executive Officer

Barry F. Schwartz	Director and Executive Vice Chairman
Executive Vice Chairman	of MacAndrews & Forbes Holdings Inc.

STH PARTNERS, L.P.

STH Partners, L.P. is a holding company formed as a Delaware limited partnership.  The general partner of STH Partners, L.P. is MK Holdings One LLC, a holding company formed as a Delaware limited liability company, the sole member of which is Matthew H. Kamens.  Mr. Kamens is Of Counsel at Cozen O'Connor.

TRANSTECH PHARMA, INC.

Name and Position
(if different from	Present Principal Occupation or
Principal Employment)	Employment and Address

Adnan M. M. Mjalli, Ph.D.	Director, President and Chief Executive Officer of TransTech Pharma, Inc.

Ronald O. Perelman	Director, Chairman and
Director	Chief Executive Officer of
MacAndrews & Forbes Holdings Inc.

Barry F. Schwartz	Director and Executive Vice Chairman of MacAndrews &
Director	Forbes Holdings Inc.

Paul G. Savas	Executive Vice President and Chief Financial Officer of
Director	MacAndrews & Forbes Holdings Inc.

Thomas R. B. Wardell	Partner, McKenna Long & Aldridge LLP
Director

Anne L. Showalter	Senior Vice President – Legal Affairs and Secretary of TransTech Pharma, Inc.

Stephen L. Holcomb	Senior Vice President – Chief Financial Officer and
Treasurer of TransTech Pharma, Inc.

Stephen J. Ireland	Senior Vice President – Business Development of TransTech Pharma, Inc.